FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2010
Commission File No. 000-49751

CATALYST PAPER CORPORATION
(Translation of registrant's name into English)

2nd Floor, 3600 Lysander Lane
Richmond
British Columbia, Canada V7B 1C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION

By:	/s/ Valerie Seager
Name:	Valerie Seager
Title:	Vice President and General Counsel

Date: April 7, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Meeting and Management Proxy Circular dated March 19, 20101
99.2	Proxy2
99.3	Annual Report3
99.4	Sustainability Report4

1 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704, 333-143405 and 333-151703)

2 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704, 333-143405 and 333-151703)

3 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704, 333-143405 and 333-151703)

4 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704, 333-143405 and 333-151703)